NOVOGEN LIMITED

(ASX: NRT)

ASX RELEASE

5 November 2013

CLEANSING NOTICE

We  refer  to  the  issue  of  a  convertible  security  by  Novogen  Limited  (Novogen)  on  5  July  2013.

Pursuant  to  a  notice  of  conversion  of  a  portion  of  the  convertible  security  representing  in  aggregate

$75,000,   Novogen   issued   506,757   ordinary  shares   to   Merrill   Lynch   (Australia)   Nominees   Pty

Limited ACN 003 925 031 FBO Hudson Bay Master Fund Limited on 5 November 2013 (Shares).

For  the  purposes  of  section  708A(5)(e)(i)  of  the  Corporations  Act  2001  (Cth)  (Corporations  Act)

Novogen gives notice that:

1.

Novogen   issued   the   Shares   without   disclosure   to   investors   under   Part   6D.2   of   the

Corporations Act;

2.

as at the date of this notice, Novogen has complied with:

(a)      the  provisions  of  Chapter  2M  of  the  Corporations  Act  as  they  apply  to  Novogen;

and

(b)      section 674 of the Corporations Act; and

3.

as  at  the  date  of  this  notice,  there  is  no  information  that  is  “excluded  information”  (as defined  in  subsections  708A(7)  and  708A(8)  of  the  Corporations  Act)  which  is  required to be disclosed by Novogen.

Yours faithfully,

Lionel Mateo

Company Secretary

NOVOGEN LTD – ACN 063 259 754

16-20 Edgeworth David Ave, Hornsby, NSW, 2077

P: +61 (0) 2 9476 0344 -  F: +61 (0) 2 9476 0388

www.novogen.com

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96  Origin: Appendix 5  Amended  01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12,

04/03/13

Name of entity

Novogen Limited (“Novogen”)

ABN

37 063 259 754

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1

+Class  of  +securities  issued  or  to     Ordinary Fully paid share (Share)

be issued

2

Number  of  +securities  issued  or     506,757 fully-paid Shares

to    be    issued    (if    known)    or

maximum   number   which   may

be issued

3

Principal

terms

of

the     Fully-paid ordinary voting shares

+securities     (e.g.     if     options,     Ranks pari passu with all existing Ordinary Shares

exercise  price  and  expiry  date;  if

partly     paid      +securities,     the

amount    outstanding    and    due

dates

for

payment;

if

+convertible

securities,

the

conversion   price   and  dates   for

conversion)

+ See chapter 19 for defined terms.

04/03/2013

Appendix 3B  Page 1

Appendix 3B

New issue announcement

Do  the   +securities  rank  equally     All the shares referred to in item 2 will rank

in   all   respects   from   the   +issue     pari passu with all existing Ordinary Shares

date   with  an   existing   +class  of

quoted  +securities?

If   the  additional   +securities  do

not rank equally, please state:

    the date from which they do

    the    extent    to    which    they

participate     for     the     next

dividend,   (in   the   case   of   a

trust,

distribution)

or

interest payment

    the  extent  to  which  they  do

not  rank  equally,  other  than

in     relation     to     the     next

dividend,      distribution      or

interest payment

5

Issue price or consideration

Issue price per Share is $0.148

6

Purpose of the issue

The   Shares   referred   to   in   the   item   2   are   issued

(If   issued   as   consideration   for     pursuant  to  a  conversion  notice  received  under  the

the  acquisition  of  assets,  clearly     Convertible  Securities  Agreement  announced  to  the

identify those assets)

market on 4 July 2013

6a

Is  the  entity  an   +eligible  entity     No

that     has     obtained     security

holder approval under rule 7.1A?

If  Yes, complete sections 6b – 6h

in  relation  to  the   +securities  the

subject  of  this  Appendix  3B,  and

comply with section 6i

6b

The   date   the   security   holder     N/A

resolution   under   rule   7.1A   was

passed

6c

Number    of     +securities    issued     506,757 fully-paid Shares

without security  holder approval

under rule 7.1

+ See chapter 19 for defined terms.

Appendix 3B Page 2

04/03/2013

Appendix 3B

New issue announcement

6d

Number    of     +securities    issued     N/A

with   security   holder   approval

under rule 7.1A

6e

Number    of     +securities    issued     N/A

with   security   holder   approval

under     rule     7.3,     or     another

specific  security  holder  approval

(specify date of meeting)

6f

Number    of     +securities    issued     N/A

under an exception in rule 7.2

6g

If   +securities  issued  under  rule     N/A

7.1A,  was  issue  price  at least 75%

of   15   day   VWAP   as   calculated

under  rule  7.1A.3?    Include  the

+issue    date    and    both    values.

Include  the  source  of  the  VWAP

calculation.

6h

If  +securities  were  issued  under     N/A

rule

7.1A

for

non-cash

consideration,    state    date    on

which

valuation

of

consideration   was   released   to

ASX Market Announcements

6i

Calculate  the  entity’s  remaining     N/A

issue  capacity  under  rule  7.1  and

rule  7.1A  –  complete  Annexure  1

and    release    to    ASX    Market

Announcements

7

+Issue dates

5 November 2013

Note:   The   issue   date   may   be   prescribed   by

ASX  (refer  to  the  definition  of  issue  date  in

rule  19.12).    For  example,  the  issue  date  for  a

pro  rata  entitlement  issue  must  comply  with

the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

Number

+Class

8

Number     and

+class     of     all     145,466,852

Ordinary Shares

+securities     quoted     on     ASX

(including    the      +securities    in

section 2 if applicable)

+ See chapter 19 for defined terms.

04/03/2013

Appendix 3B  Page 3

Appendix 3B

New issue announcement

Number

+Class

9

Number     and

+class     of     all     6,007,216

Unlisted     options     with

+securities   not   quoted   on  ASX

various    exercise    dates

(including    the      +securities    in

and prices.

section 2 if applicable)

2

Unlisted

convertible

note  with  a  face  value of

$1,255,000

60,000,000

Unlisted

convertible

notes,   with   face   values

of $1,500,000

10

Dividend  policy  (in  the  case  of  a     N/A

trust,  distribution  policy)  on  the

increased capital (interests)

Part 2 - Pro rata issue

11

Is     security     holder     approval     N/A

required?

12

Is  the  issue renounceable  or  non-     N/A

renounceable?

13

Ratio   in   which   the    +securities     N/A

will be offered

14

+Class  of  +securities  to  which  the     N/A

offer relates

15

+Record      date     to     determine     N/A

entitlements

16

Will      holdings      on      different     N/A

registers    (or    subregisters)    be

aggregated

for

calculating

entitlements?

17

Policy  for  deciding  entitlements     N/A

in relation to fractions

+ See chapter 19 for defined terms.

Appendix 3B Page 4

04/03/2013

Appendix 3B

New issue announcement

Names  of  countries  in  which  the     N/A

entity  has  security  holders  who

will    not    be    sent    new    offer

documents

Note:  Security  holders  must  be  told  how  their

entitlements are to be dealt with.

Cross reference: rule 7.7.

19

Closing     date     for     receipt     of     N/A

acceptances or renunciations

+ See chapter 19 for defined terms.

04/03/2013

Appendix 3B  Page 5

Appendix 3B

New issue announcement

Names of any underwriters

N/A

21

Amount  of  any  underwriting  fee     N/A

or commission

22

Names   of   any   brokers   to   the     N/A

issue

23

Fee or commission payable to the     N/A

broker to the issue

24

Amount    of    any    handling    fee     N/A

payable   to   brokers   who   lodge

acceptances  or  renunciations  on

behalf of security holders

25

If   the   issue   is   contingent   on     N/A

security   holders’   approval,   the

date of the meeting

26

Date  entitlement  and  acceptance     N/A

form  and  offer  documents  will be

sent to persons entitled

27

If  the  entity  has  issued  options,     N/A

and    the    terms    entitle    option

holders

to

participate

on

exercise,    the    date    on    which

notices   will   be   sent   to   option

holders

28

Date  rights  trading  will  begin  (if     N/A

applicable)

29

Date   rights   trading  will  end   (if     N/A

applicable)

30

How    do    security    holders    sell     N/A

their  entitlements  in  full  through

a broker?

31

How  do  security  holders  sell  part     N/A

of   their   entitlements   through  a

broker     and     accept     for     the

balance?

+ See chapter 19 for defined terms.

Appendix 3B Page 6

04/03/2013

Appendix 3B

New issue announcement

How  do  security  holders  dispose     N/A

of  their  entitlements  (except  by

sale through a broker)?

33

+Issue date

N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34

Type of  +securities

(tick one)

(a) ☒      +Securities described in Part 1

(b)

All other  +securities

Example:  restricted  securities  at  the  end  of  the  escrowed  period,  partly  paid  securities  that  become  fully  paid,

employee  incentive  share  securities  when  restriction  ends,  securities  issued  on  expiry  or  conversion  of  convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick  to  indicate  you  are  providing  the  information  or documents

35

If  the  +securities  are  +equity  securities, the  names  of  the  20  largest holders  of  the

additional   +securities,  and  the  number  and  percentage  of  additional   +securities

held by those holders

36

If  the  +securities  are  +equity  securities,  a  distribution  schedule  of  the  additional

+securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37

A copy of any trust deed for the additional  +securities

+ See chapter 19 for defined terms.

04/03/2013

Appendix 3B  Page 7

Appendix 3B

New issue announcement

Entities that have ticked box 34(b)

38

Number  of   +securities  for  which     N/A

+quotation is sought

39

+Class   of     +securities   for   which     N/A

quotation is sought

40

Do  the  +securities  rank  equally  in     N/A

all  respects  from  the   +issue  date

with  an  existing   +class  of  quoted

+securities?

If the additional  +securities do not

rank equally, please state:

    the date from which they do

    the    extent    to    which    they

participate      for      the      next

dividend,   (in   the   case   of   a

trust,  distribution)  or  interest

payment

    the   extent   to   which   they   do

not  rank  equally,  other  than  in

relation  to  the  next  dividend,

distribution

or

interest

payment

41

Reason  for  request  for  quotation     N/A

now

Example:  In  the  case  of  restricted  securities,  end

of restriction period

(if    issued    upon    conversion    of

another   +security,  clearly  identify

that other  +security)

Number

+Class

42

Number      and

+class      of      all     N/A

N/A

+securities      quoted      on      ASX

(including the  +securities in clause

38)

+ See chapter 19 for defined terms.

Appendix 3B Page 8

04/03/2013

Appendix 3B

New issue announcement

Quotation agreement

1

+Quotation  of  our  additional  +securities  is  in  ASX’s  absolute  discretion.   ASX

may quote the  +securities on any conditions it decides.

2

We warrant the following to ASX.



The  issue  of  the  +securities  to  be  quoted  complies  with  the  law  and  is not for an illegal purpose.



There   is   no   reason   why   those    +securities   should   not   be   granted

+quotation.



An  offer  of  the   +securities  for  sale  within  12  months  after  their  issue will  not  require  disclosure  under  section  707(3)  or  section  1012C(6)  of the Corporations Act.

Note:  An  entity  may  need  to  obtain  appropriate  warranties  from  subscribers  for  the  securities  in  order  to  be able to give this warranty



Section  724  or  section  1016E of the Corporations Act does not apply to

any  applications  received  by  us  in  relation  to  any   +securities  to  be

quoted  and  that  no-one  has  any  right  to  return  any   +securities  to  be

quoted  under  sections  737,  738  or  1016F  of  the Corporations Act at the

time that we request that the  +securities be quoted.



If we are a trust, we warrant that no person  has the right to return the

+securities to be quoted under section 1019B of the Corporations Act at the time that we request that the  +securities be quoted.

3

We will indemnify ASX to the fullest extent permitted by law in respect of any claim,  action  or  expense  arising  from  or  connected  with  any  breach  of  the warranties in this agreement.

4

We  give  ASX  the  information  and  documents  required  by  this  form.   If  any

information  or  document  is  not  available  now,  we  will  give  it  to  ASX  before

+quotation  of  the  +securities  begins.   We  acknowledge  that  ASX  is  relying  on

the  information  and  documents.   We  warrant  that  they  are  (will  be)  true  and

complete.

Sign here:

............................................................

Date:  5th  of  November

2013

(Director/Company secretary)

Print name:

Lionel Mateo

== == == == ==

+ See chapter 19 for defined terms.

04/03/2013

Appendix 3B Page 9

Appendix 3B

New issue announcement

Appendix 3B – Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities

Introduced 01/08/12  Amended 04/03/13

Part 1

Rule 7.1 – Issues exceeding 15% of capital

  Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

Insert number of fully paid  +ordinary

103,805,676

securities on issue 12 months before the

+issue date or date of agreement to issue

Add the following:

34,470,357

  •    Number of fully paid  +ordinary securities

issued in that 12 month period under an

exception in rule 7.2

  •    Number of fully paid  +ordinary securities

issued in that 12 month period with

shareholder approval

  •    Number of partly paid  +ordinary

securities that became fully paid in that

12 month period

Note:

 •    Include only ordinary securities here –

other classes of equity securities cannot

be added

 •    Include here (if applicable) the securities

the subject of the Appendix 3B to which

this form is annexed

 •    It may be useful to set out issues of

securities on different dates as separate

line items

Subtract the number of fully paid  +ordinary

-

securities cancelled during that 12 month

period

  “A”

138,276,033

+ See chapter 19 for defined terms.

Appendix 3B Page 10

04/03/2013

Appendix 3B

New issue announcement

  Step 2: Calculate 15% of “A”

  “B”

0.15

[Note: this value cannot be changed]

Multiply “A” by 0.15

20,741,405

  Step 3: Calculate “C”, the amount of placement capacity under rule

7.1 that has already been used

Insert number of  +equity securities issued

11,190,819

or agreed to be issued in that 12 month

period not counting those issued:

  •    Under an exception in rule 7.2

  •    Under rule 7.1A

  •    With security holder approval under rule

7.1 or rule 7.4

Note:

 •    This applies to equity securities, unless

specifically excluded – not just ordinary

securities

 •    Include here (if applicable) the securities

the subject of the Appendix 3B to which

this form is annexed

 •    It may be useful to set out issues of

securities on different dates as separate

line items

  “C”

11,190,819

  Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1

  “A” x 0.15

20,741,405

Note: number must be same as shown in

Step 2

Subtract “C”

11,190,819

Note: number must be same as shown in

Step 3

Total [“A” x 0.15] – “C”

9,550,586

[Note: this is the remaining placement

capacity under rule 7.1]

+ See chapter 19 for defined terms.

04/03/2013

Appendix 3B Page 11

Appendix 3B

New issue announcement

Part 2

Rule 7.1A – Additional placement capacity for eligible entities

  Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

  “A”

N/A

Note: number must be same as shown in

Step 1 of Part 1

  Step 2: Calculate 10% of “A”

  “D”

0.10

Note: this value cannot be changed

Multiply “A” by 0.10

N/A

  Step 3: Calculate “E”, the amount of placement capacity under rule

7.1A that has already been used

Insert number of  +equity securities issued

N/A

or agreed to be issued in that 12 month

period under rule 7.1A

Notes:

 •    This applies to equity securities – not

just ordinary securities

 •    Include here – if applicable – the

securities the subject of the Appendix

3B to which this form is annexed

 •    Do not include equity securities issued

under rule 7.1 (they must be dealt with

in Part 1), or for which specific security

holder approval has been obtained

 •    It may be useful to set out issues of

securities on different dates as separate

line items

  “E”

N/A

+ See chapter 19 for defined terms.

Appendix 3B Page 12

04/03/2013

Appendix 3B

New issue announcement

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A

  “A” x 0.10

N/A

Note: number must be same as shown in

Step 2

Subtract “E”

N/A

Note: number must be same as shown in

Step 3

Total [“A” x 0.10] – “E”

N/A

Note: this is the remaining placement

capacity under rule 7.1A

+ See chapter 19 for defined terms.

04/03/2013

Appendix 3B Page 13